STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA
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October 11,2006

Mr. John Reynolds

Assistant Director

Office of Emerging Growth Companies

United States

Securities and Exchange Commission

100 F.Street, N.W.

Washington, D.C. 20549 -0405

RE:	Exotacar, Inc.
Your Letter of September 29, 2006

Form SB-2,

File No. 333-137293
First Comment Response

Dear Mr. Reynolds:

This correspondence is in response to your letter dated September 29, 2006 in reference to our filing of the Form SB-2 filed on September 13, 2006 on behalf of Exotacar, Inc., your File No. 333-137293. We have filed Amendment No. 1 to our Form SB-2, concurrent herewith.

June 30, 2006 Audited Financial Statements

General

1.	We noted from you disclosure in note 1 on F-6 that you are a development stage company. Please revise your Statements of Operations and Statements of Cash Flows to provide audited financial information for the cumulative period from the date of inception (June 3, 2005) to June 30,2006. Please refer to the guidance in paragraph (11) of SFAS 7.

Exotacar Comment Ltr.

Dated October 11, 2006

We have amended the Statement of Operations and Statement of Cash Flows in our audited financial statements to include the cumulative period from the date of inception, June 3, 2005, to June 30, 2006.

We have provided a current consent. The Requirements of Item 310(g) of Regulation S-B are current.

Yours truly,

/s/ Donald Stoecklein

Donald J. Stoecklein

Cc Ari Lee